

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Dong Hu
Chairman and Chief Executive Officer
Ebang International Holdings Inc.
26-27/F, Building 3, Xinbei Qianjiang International Building
Qianjiang Economic and Technological Development Zone
Yuhang District, Hangzhou, Zhejiang, 311100
People's Republic of China

> **Re: Ebang International Holdings Inc.**
> **Registration Statement on Form F-1**
> **Filed March 2, 2021**
> **File No. 333-253784**

Dear Mr. Hu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eiko Yaoita Pyles at 202-551-3587 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing